Exhibit 99.2

DEED OF IRREVOCABLE UNDERTAKING

Private and confidential

From:	Franklin Templeton Institutional, LLC
280 Park Avenue
New York, NY 20017
United States of America

acting in its capacity as investment manager for:

FTIF-Franklin European Small Mid Cap Growth Fund
FGT—Franklin International Small Cap Growth Fund
Newell Rubbermaid Pension Plan
JNL/Franklin Templeton International Small Cap Growth Fund
Eversource Energy Serv Co
Arizona State Retirement System
Ohio Police and Fire Pen
Canada Post Corporation Registered Pension Plan

To:	Kennedy-Wilson Holdings, Inc.
151 S. El Camino Drive
Beverly Hills
CA 90212
United States of America

Date: 13 June 2017

Dear Sirs

Irrevocable undertaking – proposed acquisition of Kennedy Wilson Europe Real Estate plc

1	Interpretation

1.1	In this undertaking:

“Acceptance Deadline” has the meaning given to it in clause 9.2.1;

“Announcement” means an announcement in substantially the terms set out in the draft announcement attached at schedule 2;

“Bidder” means Kennedy-Wilson Holdings, Inc. and any reference to the Bidder shall include any group company of the Bidder which is identified in the Announcement, the Scheme Document or the Offer Document as the person which will implement the Transaction;

“Bidder Financial Adviser” means Goldman Sachs International, as financial adviser to the Bidder in connection with the Transaction;

“Bidder Group” means the Bidder and its subsidiary undertakings from time to time;

“Bidder Shares” means shares of common stock of US$0.0001 each in the capital of the Bidder;

“Code” means the City Code on Takeovers and Mergers;

1

“Committed Shares” has the meaning given to it in clause 3.2;

“Court” means the Royal Court of Jersey;

“Court Meeting” has the meaning given to it in clause 3.1.1;

“FCA” means the UK Financial Conduct Authority (or any successor regulatory organisation);

“General Meeting” has the meaning given to it in clause 3.1.2;

“Jersey Companies Law” means the Companies (Jersey) Law 1991 (as amended from time to time);

“LSE” means the London Stock Exchange plc;

“MAR” means EU regulation No 596/2014 and any delegated legislation made pursuant thereto and as interpreted by any guidance issued by the European Securities and Markets Authority;

“Offer” means a takeover offer (as defined in Article 116 of the Jersey Companies Law) made by the Bidder in respect of the Target Shares;

“Offer Document” means the document containing the formal Offer;

“Panel” means the Panel on Takeovers and Mergers;

“Proxy Deadline” has the meaning given to it in clause 3.1;

“Scheme” means the proposed scheme of arrangement under Article 125 of the Jersey Companies Law between the Target and its shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Target and Bidder;

“Scheme Document” means the document to be sent to, among others, the Target Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the General Meeting;

“Target” means Kennedy Wilson Europe Real Estate plc;

“Target Group” means the Target and its subsidiary undertakings from time to time;

“Target Shares” means ordinary shares of nil par value in the capital of the Target;

“Target Shareholders” means holders of Target Shares;

“Third Party Proposal” means (a) any offer, scheme of arrangement, share issue or other transaction which would involve any person or group of persons acting in concert (other than the Bidder and persons acting in concert with it) acquiring control (as defined in the Code) of the Target; (b) any arrangement or transaction for the transfer of any interest in all or substantially all of the business and assets of the Target Group or in any part thereof which is material in the context of the Target Group, taken as a whole; or (c) any other transaction which under Rule 21.1 of the Code would require approval by shareholders of the Target and to which the Bidder has not given its prior written consent; and

“Transaction” shall:

(A)	mean the proposed acquisition by the Bidder of the entire issued and to be issued share capital of the Target (other than shares already held by the Bidder and its associates, if any), which is currently proposed to be effected by means of the Scheme substantially upon the terms of and subject to the conditions set out and referred to in the Announcement, together with such additional terms and conditions as may be required to comply with the requirements of the Code, the Panel, the Jersey Financial Services Commission, the Court, the LSE, the FCA and/or as are customarily included in offers made under the Takeover Code and/or as are agreed between the Target and the Bidder; and

(B)	include any revision or variation of or to the terms of the proposed acquisition as referred to in paragraph (A) above which represents, in the reasonable opinion of the Bidder, no diminution in the value of the Scheme.

1.2	In this undertaking any reference to:

1.2.1	“include(s)” and “including” shall be construed as if followed by the words “without limitation”;

1.2.2	a “subsidiary undertaking” or “parent undertaking” has the meaning given by s.1162 Companies Act 2006;

1.2.3	“group company” means, in relation to any body corporate, a parent undertaking or subsidiary undertaking of that body or another subsidiary undertaking of the same parent undertaking;

1.2.4	the Scheme “lapsing” means the Bidder ceasing to be obliged under the Code to implement the Scheme, or the Panel consenting to the Bidder not doing so, unless, in either case, as a result of the Bidder exercising its right to implement the Transaction by way of an Offer rather than by way of the Scheme;

1.2.5	“interests in securities”, “relevant securities” and “acting in concert” have the meanings set out in the corresponding definitions in the Code;

1.2.6	a “business day” means any day other than a Saturday, Sunday or any other day which is a public holiday in England;

1.2.7	time is to the time in London;

1.2.8	a clause or schedule is to a clause of or schedule to this undertaking; and

1.2.9	any provision of the Code or to any legislation includes a reference to the same as from time to time amended, modified, consolidated or re-enacted and in force.

2	Undertaking

We are entering into this undertaking in consideration of the Bidder permitting the release of the Announcement.

3	Approval of the Scheme

3.1	We undertake and agree that we shall exercise the voting rights in respect of the Committed Shares:

3.1.1	in favour of any resolution (whether or not amended and whether put on a show of hands or a poll) to approve the Scheme proposed at any meeting convened by order of the Court, including any adjournment thereof (a “Court Meeting”); and

3.1.2	in favour of any resolution(s) (whether or not amended and whether put on a show of hands or a poll) proposed at any general or class meeting of the Target convened in connection with the Scheme, including any adjournment thereof (the “General Meeting”), in order to give effect to, or satisfy any condition to, or otherwise facilitate the implementation of, the Scheme, in each case by the valid appointment of the chairman of the relevant meeting as proxy in respect of the Committed Shares, including a direction to the proxy to vote in favour of each such resolution, duly lodged with the Target’s registrars as soon as practicable after, and in any event by no later than 5.00 pm on the fifth business day after, the date of despatch of the Scheme Document (the “Proxy Deadline”) and not thereafter revoked, amended or superseded by a subsequent proxy appointment (provided that, in the case of the Committed Shares referred to in clauses 3.2.2 and 3.2.3, if any, the Proxy Deadline shall be the earlier of (i) 5.00 pm on the third business day after we become directly or indirectly entitled to exercise, or direct the manner of exercise of, the voting rights attached to such Committed Shares; and (ii) the latest time allowed for lodging of proxies for use at the relevant meeting).

3.2	The shares subject to this undertaking comprise:

3.2.1	the Target Shares listed in paragraphs 1 and 3 of schedule 1;

3.2.2	(without prejudice to any rights the Bidder may have in respect of any breach of clause 4 of this undertaking) any other Target Shares issued or unconditionally allotted to, or otherwise acquired by, us, and any other securities in the capital of the Target in respect of which we become the registered holder or the holder of a beneficial interest, with effect from the time we become entitled to exercise, or direct the manner of exercise of, the voting rights attached to such shares; and

3.2.3	any other shares or interests in shares attributable to or derived from any such shares,

(together the “Committed Shares”).

4	Dealings

4.1	Subject to clause 4.2, we further irrevocably undertake to the Bidder:

4.1.1	except pursuant to the Scheme, not to sell, transfer or otherwise dispose of, charge, or grant any option or other right over, the Committed Shares, or any of them, or any interest therein and not to accept, facilitate, vote in favour of or otherwise support any Third Party Proposal in respect of all or any of the Committed Shares;

4.1.2	not to acquire any interest in relevant securities of the Target (including any long derivative position);

4.1.3	not to sell Target Shares short or enter into any short derivative position referenced to them;

4.1.4	not to enter into any agreement, undertaking, arrangement, or letter of intent, or support, whether or not conditional, or incur any obligation or permit any obligation to arise, other than with or to the Bidder:

4.1.4.1	to take any of the actions referred to in this clause 4; or

4.1.4.2	which would or might otherwise preclude us from complying with our obligations in this undertaking; and

4.1.5	that we shall not, directly or indirectly, solicit or initiate discussions with a view to any Third Party Proposal and shall notify the Bidder or the Bidder Financial Adviser in writing immediately upon receipt of any such approach.

4.2	Notwithstanding anything in clause 4.1, we may sell, transfer or otherwise dispose of Committed Shares to the extent we are directed to do so by separate accounts managed by us, in which case such Committed Shares will no longer be subject to this undertaking.

5	Further undertakings

5.1	We further irrevocably undertake to the Bidder that:

5.1.1	without prejudice to the specific undertakings set out in clause 3.1, we will exercise all voting and other rights attaching to the Committed Shares in such a manner as to (i) enable the conditions to the Scheme to be satisfied at the earliest practicable time; and (ii) support any resolution or action which may be necessary or desirable for the implementation of the Transaction;

5.1.2	without prejudice to the specific undertakings set out in clause 3.1, we will exercise all voting and other rights attaching to the Committed Shares in such a manner as to oppose any resolution or other action which (i) could reasonably be expected to prevent or delay the implementation of the Transaction; (ii) could result in any of the conditions to the Scheme not being satisfied at the earliest practicable time; or (iii) approves, facilitates or gives effect to any Third Party Proposal;

5.1.3	we will not, in our capacity as a shareholder of the Target, convene, requisition or join in requisitioning any general or class meeting of the Target to consider any resolution or other action as is described in clause 5.1.2 or the proposal of any such resolution or action at any such meeting;

5.1.4	we will not, in our capacity as a shareholder of the Target, make any public statement or take any other action which could reasonably be expected to be prejudicial to the Scheme becoming effective at the earliest practicable time; and

5.1.5	we will not enter into any agreement or arrangement with any person, whether conditionally or unconditionally, to do any of the things prohibited by this clause 5.

5.2	We irrevocably undertake to the Bidder that we shall execute (or procure the execution of) all such documents or do (or procure the doing of) all such acts and things as may be reasonably necessary or desirable to be executed or done by us in our capacity as a shareholder of the Target only for the purposes of giving effect to this undertaking.

6	Warranties and confirmations

We confirm, represent and warrant that:

6.1	we are the discretionary investment manager, with power to dispose of and direct the exercise of voting rights attached to the Target Shares specified in paragraphs 1 and 3 of schedule 1, which are (and, when transferred to the Bidder pursuant to the Scheme, will be) free from all liens, charges, encumbrances, pre-emption rights and other third party rights or interests (including any such interest which imposes any restriction on the right to exercise the voting rights attached to such shares);

6.2	except as specified in schedule 1 (if applicable), we are also the sole registered holder of the Committed Shares. If and to the extent that we are not the sole registered holder of any of the Committed Shares, we undertake to procure full compliance by the registered holder(s) with the terms of this undertaking and any provision in this undertaking whereby we agree to do or not do anything in relation to the Committed Shares includes an undertaking to procure that the registered holder acts accordingly;

6.3	the details of the Target Shares and other information set out in schedule 1 are true, accurate and complete; and

6.4	we have full power and authority to enter into and perform this undertaking, which constitutes a valid and binding obligation on us in accordance with its terms. The entry into and performance by us of this undertaking will not conflict with, or result in a breach of, any law or regulation, or any ruling or decree of any court or agency, or any agreement, to which we or the Committed Shares are subject.

7	Disclosure and related matters

We acknowledge, confirm and agree that:

7.1	the information provided to us in relation to the Transaction is inside information for the purposes of the Financial Services (Jersey) Law 1998 and the Criminal Justice Act 1993 and must be kept confidential until such information has become generally available; and we will not use any such information as a basis for behaviour which would amount to market abuse under the Financial Services (Jersey) Law 1998 or MAR;

7.2	this undertaking constitutes an “irrevocable commitment” as defined by the Code and accordingly, details of this undertaking will be disclosed publicly and this undertaking will be publicly available for inspection, in accordance with the Code;

7.3	we consent to the release of the Announcement incorporating the references in it to us in the form and context in which they appear, provided, however, that the Bidder shall provide a copy of any disclosure referencing us at least two business days prior to such disclosure and the Bidder agrees to make any modifications that we reasonably request;

7.4	we shall promptly give you all information concerning us and any other person who is an owner or controller of any of the Committed Shares which you may reasonably request in order to comply with the requirements of all or any of the Code, the Panel and any applicable law or regulation; and

7.5	we shall promptly notify you in writing of any material change in any information previously provided by us or on our behalf to you or your advisers.

8	Termination of this undertaking

8.1	This undertaking will cease to be of any further force or effect (without prejudice to any rights in respect of any prior breach) if:

8.1.1	the Announcement is not released by 5.00 pm on 13 June 2017 or such later time and/or date as the Bidder and the Target may agree; or

8.1.2	the Scheme Document is not posted within the period (including any extended period) permitted by the Panel; or

8.1.3	if, at any time before the date of the Court Meeting, a third party announces its intention to make a Third Party Proposal governed by the Code on terms which represent (in our reasonable opinion) an improvement on the terms offered under the Transaction as at the date on which the Third Party Proposal is announced; or

8.1.4	the Bidder’s offer to implement the Transaction by means of the Scheme lapses or is withdrawn (unless the Bidder announces, with the consent of the Panel, a firm intention to switch to an Offer).

8.2	We acknowledge that the decision whether or not to permit the release of the Announcement is at the Bidder’s absolute discretion and that if, after release of the Announcement, the Bidder ceases to be required by the Code to implement the Scheme, or the Panel consents to the Bidder not implementing the Scheme, then the Bidder shall not be obliged to proceed with the Scheme.

9	Offer alternative

9.1	We acknowledge that the Bidder reserves the right, subject to the consent of the Panel, to switch to an Offer as the mechanism for the Transaction, which may be subject to such conditions as to acceptance and otherwise as the Panel may permit.

9.2	If a switch from the Scheme to an Offer is announced in accordance with the Code, this undertaking shall continue to be binding, mutatis mutandis, upon terms that all references herein to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate). Without limiting the generality of the foregoing, in the event of such a switch references in this undertaking:

9.2.1	to voting in favour of the resolutions to be proposed at the Court Meeting and the General Meeting shall be read as references to accepting the Offer, such acceptance in respect of the Committed Shares to be effected in the manner provided by the Offer Document, valid and complete in all respects, as soon as practicable after, and in any event by no later than 5.00 pm on the fifth business day after, the date of despatch of the Offer Document (the “Acceptance Deadline”) (provided that, in the case of the Committed Shares referred to in clauses 3.2.2 and 3.2.3 (if any), the Acceptance Deadline shall be the earlier of (i) 5.00 pm on the third business day after we become directly or indirectly entitled to exercise, or direct the manner of exercise of, the voting rights attached to such Committed Shares; and (ii) the latest time allowed for accepting the Offer);

9.2.2	to the Scheme becoming effective shall be read as references to the Offer becoming unconditional in all respects;

9.2.3	to the Scheme lapsing shall be read as references to the withdrawal or lapsing of the Offer;

9.2.4	to the Scheme Document shall be read as references to the Offer Document;

9.2.5	to the period permitted by the Panel for posting the Scheme Document shall include any additional period allowed by the Panel for posting the Offer Document; and

9.2.6	to the Proxy Deadline shall be read as references to the Acceptance Deadline.

9.3	If a switch from the Scheme to an Offer is announced in accordance with the Code, we undertake and agree that we shall not withdraw any acceptance of the Offer in respect of the Committed Shares even if the terms of the Offer give accepting shareholders the right to withdraw acceptances.

9.4	In the event the mechanism for the Transaction is switched to an Offer and then switched again back to a Scheme, the original provisions of this undertaking shall have effect without regard to the modifications referred to in clause 9.2.

10	Regulatory matters

Without prejudice to any rights we may have in any other capacity, we confirm that, for the purposes of the Financial Services and Markets Act 2000 and the regulations made pursuant to that Act, we are not the customer or deemed customer of either the Bidder Financial Adviser or the Bidder and that neither of them owes us any duties or responsibilities (whether as regards best execution, suitability or otherwise) in connection with the Transaction or this undertaking as their customer or deemed customer. We acknowledge that the Bidder Financial Adviser is acting for the Bidder and no one else in connection with the Transaction and this undertaking and that the Bidder Financial Adviser will not be responsible to us as if we were its customer nor for providing advice to us in relation to the Transaction or this undertaking. We further confirm that we have been given a realistic opportunity to consider whether or not to give this undertaking and to receive independent advice about the nature of this undertaking.

11	Time of the essence

Any time, date or period mentioned in this undertaking may be extended by mutual agreement but, as regards any time, date or period originally fixed or as extended, time shall be of the essence.

12	General

12.1	Without prejudice to any other rights or remedies that the Bidder may have, we acknowledge and agree that damages alone may not be an adequate remedy for any breach of this undertaking and accordingly that the Bidder shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this undertaking.

12.2	This undertaking may be executed in any number of counterparts, each of which is an original but all of which together shall constitute the same instrument.

12.3	The provisions contained in each clause of this undertaking will be enforceable independently of each of the others and their validity will not be affected if any of the others are invalid. If any provision of this undertaking is declared void but would be valid if some part of the provision were deleted, the provision in question shall apply with the modifications necessary to make it valid.

12.4	This undertaking contains the whole agreement between the parties relating to the matters contemplated by this undertaking and supersedes all previous agreements, whether oral or in writing, between the parties relating to these matters.

12.5	The Contracts (Rights of Third Parties) Act 1999 shall not apply to this undertaking and no rights or benefits expressly or impliedly conferred by this undertaking shall be enforceable under that Act against the parties to it by any other person, save that the Bidder Financial Adviser shall be entitled to rely on and enforce directly the provisions of clause 10 and any group company of the addressee which becomes the Bidder shall be entitled to rely on this undertaking and enforce it directly.

12.6	This undertaking is governed by and shall be construed in accordance with the laws of England. Non-contractual obligations (if any) arising out of or in connection with this undertaking (including its formation) shall also be governed by the laws of England.

12.7	We submit to the exclusive jurisdiction of the courts of England and Wales as regards any claim, dispute or matter (whether contractual or non-contractual) arising out of or in connection with this undertaking (including its formation).

EXECUTED as a DEED and delivered on the date set out at the head of this undertaking.

EXECUTED as a DEED by FRANKLIN TEMPLETON INSTITUTIONAL, LLC, a limited liability company incorporated in the United States of America, by being a person who, in accordance with the laws of that territory, is acting under the authority of the company, acting in its capacity as investment manager for FTIF-Franklin European Small Mid Cap Growth Fund, FGT Franklin International Small Cap Growth Fund, Newell Rubbermaid Pension Plan, JNL/Franklin Templeton International Small Cap Growth Fund, Eversource Energy Serv Co, Arizona State Retirement System, Ohio Police and Fire Pen and Canada Post Corporation Registered Pension Plan	/s/ Coleen Barbeau By: Coleen Barbeau Title: SVP, Director of Global Equity

SCHEDULE 1

Details of the Committed Shares

1	The following are all of the Target Shares held and/or beneficially owned and/or managed on a discretionary basis by us:

Number of shares	Registered holder (Note 1)	Beneficial owner
2,377,900	FTIF-Franklin European Small Mid Cap Growth Fund	FTIF-Franklin European Small Mid Cap Growth Fund

4,456,500	FGT—Franklin International Small Cap Growth Fund	FGT—Franklin International Small Cap Growth Fund

54,400	Newell Rubbermaid Pension Plan	Newell Rubbermaid Pension Plan

1,040,600	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton International Small Cap Growth Fund

149,200	Eversource Energy Serv Co	Eversource Energy Serv Co

400,400	Arizona State Retirement System	Arizona State Retirement System

1,227,100	Ohio Police and Fire Pen	Ohio Police and Fire Pen

714,900	Canada Post Corporation Registered Pension Plan	Canada Post Corporation Registered Pension Plan

2	Details of any other person who owns or controls the Committed Shares or any of them, within the meaning of Note 5(f) on Rule 8 of the Code, are set out below (Note 2):

(If not applicable, please so state. If applicable, please provide name, address, jurisdiction of incorporation, if applicable, and brief details of the nature of the relationship or arrangement giving ownership or control)

Not applicable

3	We have the following other interests in relevant securities of the Target (including interests in derivatives referenced thereto) (Note 3):

(If any, please provide details, including the number of shares, registered holder and beneficial owner, nature of interest, reference price, etc., as applicable. If none, please state “None”.)

State Board of Administration of Florida (SBA)

1,113,900 Target Shares

4	If applicable, details of any other interests in relevant securities of the Target which any person described in paragraph 2 above has:

(If none or not applicable, please so state. If applicable, please provide details)

None

Note 1: Please indicate whether Committed Shares are certificated or held in CREST and where applicable supply details of CREST participant ID no. and member account no.

Note 2: This may include a parent company or general partner of the shareholder or the beneficial owner(s) of shares held by a shareholder giving the undertaking as trustee. When in doubt advice should be taken.

Note 3: This may include both direct interests by virtue of options, purchase contracts, or derivatives, or indirect interests in Target Shares or other relevant securities held by a subsidiary or other entity controlled by the shareholder.

SCHEDULE 2

Announcement